Exhibit 4.8

LOAN AGREEMENT

THIS AGREEMENT (this “Agreement”) is entered into as of November 26, 2012 (the “Effective Date”), by and between Zohar Zisapel, an Israeli citizen, having his official address at 62 Pinkas St, Tel Aviv, Israel (the “Lender”), and Radcom Ltd., a company incorporated in Israel, having its registered office at 24 Raul Wallenberg, Tel Aviv, Israel (the “Borrower”).

WHEREAS, the Borrower desires to borrow from the Lender an aggregate amount of up to three million New Israeli Shekel (NIS 3,000,000), in order to finance its daily operations; and,

WHEREAS, the Lender, who holds approximately 34% of the outstanding share capital of the Borrower, agrees to lend said amount to Borrower, subject to the terms below.

WHEREAS, the Audit Committee and the Board of Directors of the Borrower confirmed that the contemplated loan is in the best interest, and solely for the benefit, of the Borrower.

NOW, THEREFORE, the parties agree as follows:

1.             LOAN

1.1.
Lender shall make a short term loan available to Borrower in an amount of up to three million New Israeli Shekel (NIS 3,000,000) (the “Loan”). The Loan shall be linked to the Israeli Consumer Price Index (“CPI”).

1.2.
The Loan shall be made available by the Lender promptly following a written request of the Borrower to the Lender, to transfer the amount of the Loan, or part thereof, onto the bank account designated by the Borrower.

1.3.
Repayment.  Borrower shall repay the Loan and the CPI linkage in one or more installment(s), no later than March 31, 2013, or at any time earlier at Borrower’s sole discretion, unless otherwise agreed by both parties.

2.             Miscellaneous

2.1
Waiver.  The waiver by either party of a breach or default of any of the provisions of this Agreement by the other party shall not be construed as a waiver of any succeeding breach of the same or other provisions nor shall any delay or omission on the part of either party to exercise or avail itself of any right, power or privilege that it has or may have hereunder operate as a waiver of any breach or default by the other party.

2.2
Notices.  Any notice, request, instruction or other document to be given hereunder shall be delivered or sent by registered post or first class post or by e-mail or facsimile transmission (such e-mail or facsimile transmission notice to be confirmed by letter posted within 12 hours) to the address or facsimile number of the other party set out in this Agreement (or such other address or numbers as may have been notified) and any such notice or other document shall be deemed to have been served (if delivered) at the time of delivery (if sent by post) upon the expiration of 48 hours after posting and (if sent by e-mail or facsimile transmission) upon the expiration of 12 hours after dispatch.

Notices to the Borrower: E-mail Address: Facsimile Number: Notices to the Lender : E-mail Address: Facsimile Number:	21, Raul Wallenberg, Tel Aviv, Israel Gilady@radcom.com 03-6474681 Attention: Zohar Zisapel zohar_z@rad.com 03-6472115

2.3
Invalidity and Severability.  If any provision of this Agreement shall be found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, the invalidity or unenforceability of such provision shall not affect the other provisions of this Agreement and all provisions not affected by such invalidity or unenforceability shall remain in full force and effect.  The parties hereby agree to attempt to substitute for any invalid or unenforceable provision a valid or enforceable provision that achieves to the greatest extent possible the economic, legal and commercial objectives of the invalid or unenforceable provision.

2.4	Successors. This Agreement shall be binding upon and inure to the benefit of the successors in title of the parties hereto.

2.5	Assignment. Neither party shall be entitled to assign this Agreement nor all or any of their rights and obligations hereunder without the prior written consent of the other.

2.6
Governing Law; Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of Israel without giving effect to its conflicts of law principles, and the courts located in Tel-Aviv shall have exclusive jurisdiction with respect to any dispute arising under this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

RADCOM LTD. By: /s/Gilad Yehudai Name: Gilad Yehudai Title: Chief Financial Officer	ZOHAR ZISAPEL /s/ Zohar Zisapel